UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of SEPTEMBER, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: September 12, 2008                         /s/ Cary Pinkowski
     ------------------------------        -------------------------------------
                                           Cary Pinkowski,
                                           Chairman


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KOLA MINING CORP.                                              TRADING SYMBOLS
                                                                    TSXV - KM
598-999 CANADA PLACE                                               OTCBB - CTMHF
VANCOUVER, B.C. V6C 3E1                                        FRANKFURT - C8M

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    KOLA ANNOUNCES HIGHEST GRADE INTERCEPTS TO DATE; SOUKER PROGRESS UPDATE


September 12, 2008


VANCOUVER,  BRITISH  COLUMBIA.  Kola Mining  Corporation  (TSXV: KM, OTC: KMNFF,
Frankfurt: C8M) ("The Company") announces assay results of this year's drilling program, and progress update on its 100% owned, Souker Nickel Deposit in Russia's Kola Peninsula.

The company continues to make steady progress toward completion of the Russian feasibility study (TEO Konditsiy) and the Russian resource calculation with an expected completion date of December 2008. Assay results for this year's spring/summer drilling program since the completion of the drill holes included in the Company's 43-101 Resource estimate (See June 11, 2008 News Release) are illustrated below. These holes were not included in the resource calculation. The results from the latest drilling are consistent with the orebody model developed to date. Results of the drill program will be incorporated into new resource estimates, mine plans and feasibility updates at appropriate intervals. It is expected that the final average grade of the deposit that will be submitted to the Russian Federation for registration will exceed the average grade indicated in the most recent 43-101 technical report.

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HOLE ID             FROM (M)        TO (M)       LENGTH (M)        NI (%)
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 cp-17                 67.8           93.3           25.5           0.38
 cp-33                  2.4          185            182.6           0.30
 cp-44                  2.7           47.5           44.8           0.36
 cp-84                226.9          253.1           26.2           0.47
 cp-84                 28.9          259.2          230.3           0.28
 cp-87                205            335            130             0.30
 cp-92                216            276             60             0.58
 cp-92                128            276.9          148.9           0.40
 cp-93                196            312            116             0.30
 cp-97                 97            120             23             0.31
 cp-97                233            248             15             1.25
 cp-97                182            251             69             0.28


In addition to the infill drilling this year, two hydrological test wells have been completed and monitoring equipment has been installed. Five geotechnical holes for infrastructure planning and pit design have been completed. Preliminary metallurgical and rock mechanics test work is in progress. In addition to completing metallurgical test work in Russia, the company will be shipping an ore sample to SGS Laboratories in Ontario Canada for further metallurgical evaluation.

A preliminary two-stage engineering and ecological study has been completed at Souker, resulting in the collection of data and implementation of environmental monitoring programs. This data will be included into an EIA (Environment Impact Assessment) in accordance with Western standards. Environmental monitoring has been in place for one year and will remain in place through the potential


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                                      -2-


development of the Souker Deposit. The conclusion from the preliminary report indicated that future development and production from the Souker deposit will not have an additional, negative impact on the existing environment. A positive conclusion was made with regard to the socio-economic impact the potential development of the Souker Deposit would have on the Pechenga region.

 "We are encouraged by these higher grade assay results from the center of the deposit. We are making excellent progress, and are on schedule to register the Souker deposit with Russian State Committee on Resources (GKZ)," commented Igor Kovarsky, Kola Mining President & CEO, upon his return from Russia.

Kola Mining Corp.'s headquarters is in Vancouver, Canada, with its main operations office in Apatity, Russia. Additional exploration offices are maintained in Kyrgyzstan and Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Russia and Central Asia. Kola Mining Corp. is listed for trading on the TSX Venture Exchange under the symbol "KM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol " KMNFF ".

"The drill core was logged, photographed, sawn, sampled, and core samples were prepared at the Central Kola Expedition laboratory in Monchegorsk. Assaying was completed by the Kola Geological Information Laboratory Centre in Apatity. This lab is certified under GOST R ISO/MEK 17025-2000, the VIMS Institute in Moscow and is subject to annual inspections. A full QA/QC program has been initiated on the Souker project and check sample analyses were performed by Alex Stewart Geo Analytical Laboratory in Moscow. All of Kola's exploration programs are carried out under the supervision of Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. "

To find out more about Kola Mining Corp., please visit the company website at www.kolamining.com.


On behalf of the Board of Directors of KOLA MINING CORP.

/s/ IGOR KOVARSKY
__________________
Igor Kovarsky
President & C.E.O.


    The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Contact:

Kola Mining Corp.
Andrew Fedak
604.688.4110
www.kolamining.com

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

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